SEC 1745 (12-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Primus Telecommunications Group, Inc.

(Name of Issuer)

Common Stock, $0.01 per value per share

(Title of Class of Securities)

741929103

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741929103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brener International Group, LLC. 95-471-8217

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,925,000

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,925,000

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,925,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.279%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Primus Telecommunications Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1700 Old Meadow Road, Suite 300, McLean, VA

Item 2.
	(a)	Name of Person Filing Brener International Group, LLC.
	(b)	Address of Principal Business Office or, if none, Residence 421 N. Beverly Drive, Suite 300, Beverly Hills, CA 90210
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 741929103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,925,000.
(b) Percent of class: 3.279%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,925,000.
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of 2,925,000.
(iv) Shared power to dispose or to direct the disposition of
Note: Since December 31, 2003 the filing person has disposed of 25,000 shares.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
See Exhibit 1.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

(b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2004
Date
Clive Fleissig
Signature
Clive Fleissig / Vice President, Brener International Group, LLC.
Name/Title

Exhibit 1.

Brener International Group, LLC.
Gabriel Brener is the manager of Brener International Group,LLC.
Gabriel Brener and his immediate family are the owners of
Brener International Group, LLC.
Gabriel Brener is Pablo Brener's son.

Toro Ventures, Ltd.
Pablo Brener is the beneficial owner of Toro Ventures, Ltd.
Pablo Brener is Gabriel Brener's father.

Mr. Fernando Rojas
Fernando Rojas is an officer of Brener International Group, LLC.
He disclaims any participation as a group with
Brener International Group, LLC., or Toro Ventures, Ltd.

Mr. Clive Fleissig
Clive Fleissig is an officer of Brener International Group, LLC.
He disclaims any participation as a group with
Brener International Group, LLC., or Toro Ventures, Ltd.